Exhibit 99.1

Starbox Group Holdings Ltd. Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Kuala Lumpur, Malaysia, December 1, 2023 (GLOBE NEWSWIRE) – Starbox Group Holdings Ltd. (Nasdaq: STBX) (“Starbox” or the “Company”), a service provider of cash rebates, digital advertising, and payment solutions with a goal of becoming a comprehensive artificial intelligence (“AI”) solutions provider within Southeast Asia, today announced that the Company received a notification letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on November 27, 2023, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of US$1.00 per share and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from October 13, 2023 to November 24, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by the end of the 180 calendar day period, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid prices of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Starbox Group Holdings Ltd.

Headquartered in Malaysia, Starbox Group Holdings Ltd. is a technology-driven, rapidly growing company with innovation as its focus. Starbox is aiming to be a comprehensive AI solutions provider within Southeast Asia and also engages in building a cash rebate, digital advertising, and payment solution business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. The Company connects retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants on its GETBATS website and mobile app. The Company provides digital advertising services to advertisers through its SEEBATS website and mobile app, GETBATS website and mobile app and social media. The Company also provides payment solution services to merchants. For more information, please visit the Company’s website: https://ir.starboxholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Starbox Group Holdings Ltd.

Investor Relations Department

Email: ir@starboxholdings.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com